Oncolytics Presents Positive Updated Pancreatic Cancer Data from GOBLET Phase 1/2 Study at ESMO

7.2 months mPFS and 10.6 months interim median OS surpass historical outcomes by ≥ 25%
T-cell expansion data correlate with tumor response, providing important proof-of-concept

SAN DIEGO, CA, and CALGARY, AB, October 23, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY, Oncolytics) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the poster presentation of positive, updated results from the Phase 1/2 GOBLET study evaluating pelareorep-based combination therapy in patients with pancreatic ductal adenocarcinoma (PDAC) at the European Society for Medical Oncology meeting (ESMO 2023), taking place in Madrid, Spain.

“We are very pleased to share such positive and consistent data on pelareorep from the PDAC arm of the GOBLET study, including an impressive overall response rate, 7.2 months of median progression-free survival, interim median overall survival of 10.6 months, and expansion of both pre-existing and new T-cell clones. These data build upon results from previous studies showing the clinical benefit of pelareorep combination therapy in PDAC and support the decision to move to a licensure-enabling study in pancreatic cancer,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “Everything we do at Oncolytics is focused on advancing the development of our immunotherapy candidate, pelareorep, with a goal of providing improved care and longer survival for patients with pancreatic cancer and other tumor types. The data we are presenting at ESMO provide a solid foundation as we advance our pancreatic cancer program through the Precision PromiseSM Phase 3 trial in this indication.”

Summary of Data and Findings from the PDAC Arm of the Phase 1/2 GOBLET Study:

Tumor Responses: Consistent with the abstract, data from the study outlined patient responses, including:
•Objective Response Rate (ORR) of 62% (54% confirmed by two or more scans)
•A Disease Control Rate (DCR) of 85%

Survival data: Evaluated based on 4 parameters including:
•Median duration of response was 5.7 months
•Median progression-free survival (PFS) was 7.2 months
•Interim 12-month survival rate was 46%
•Interim median overall survival (OS) was 10.6 months

T-Cell Populations: Analysis of changes of T-cell clones and tumor-infiltrating lymphocytes (TILs) showed:
•Mean baseline TIL cell levels of 22%
•Expansion of pre-existing and new T cell clones, including the expansion of TIL-specific clones
•A correlation between in the expansion in the blood of TIL-specific clones and tumor response

Safety: The treatment combination has been well tolerated with no safety concerns
•Most common grade 3 and 4 treatment-related adverse events were related to red and white blood cell counts (anemia, neutropenia and decreased neutrophil counts)

“The data from this study show a correlation between the expansion of TIL-specific clones and tumor response, which provides compelling support for the use of pelareorep-based therapies in immunologically “cold” tumors. In particular, these data, along with the impressive clinical results, support the ability of pelareorep-checkpoint inhibitor combination therapies to meaningfully improve treatment responses in diseases like pancreatic cancer that have resisted immune-based therapeutic approaches,” said Thomas Heineman, M.D., Ph.D., Chief Medical Officer at Oncolytics. “Given the urgent need for better treatment options for patients with pancreatic cancer, we are especially gratified to observe that results from the combination regimen we are evaluating surpassed published historical results1-4. We look forward to beginning the Precision PromiseSM Pivotal Phase 3 platform trial as soon as possible, and we wish to express our sincere gratitude to all the patients, caregivers, and study site personnel associated with the GOBLET trial.”

GOBLET Study PDAC Patient Overview:
Patients in the PDAC cohort, presented at ESMO 2023, are undergoing first-line treatment with a combination of pelareorep, atezolizumab, gemcitabine and nab-paclitaxel. The 13 evaluable patients enrolled in the first stage of the study have been evaluated based on a September 18, 2023 data cut-off date. The enrolled patient population included 93% of patients with metastatic disease (69% with liver metastases) and baseline ECOG scores of 0 (31%) and 1 (69%), with an average age of 61.2 years.

References
1. Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2. O'Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3. Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4. Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070

Poster Information

Poster Title	Pelareorep (pela) + atezolizumab (atezo) and chemotherapy in first-line (1L) advanced or metastatic pancreatic ductal adenocarcinoma (PDAC) patients – Results from the GOBLET study
Final Publication Number (FPN)	1623P
Poster Date	October 23, 2023

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential, mechanism of action, and benefits of pelareorep as a cancer therapeutic; our stated goals and objectives; and our plans to advance towards a registrational study in metastatic breast cancer and pancreatic cancer. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com